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                            November 9, 2020

       Luis Henrique Cals de Beauclair Guimar  es
       Chief Executive Officer
       Cosan S.A.
       Avenida Brigadeiro Faria Lima, 4,100
       16th Floor
       S  o Paulo, Brazil

                                                        Re: Cosan S.A.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted October
29, 2020
                                                            CIK No. 0001430162

       Dear Mr. Guimar  es:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement Submitted October 29,
2020

       The Merger, page 31

   1. We note your response to prior comment 1 and the revised disclosure that the Companies special independent
committees shall consider, in order to determine the exchange ratios in connection with the
Proposed Transaction materials provided to the special committees, including company
presentations and business plans. It appears that the afore-mentioned materials are
materially related to your Proposed Transaction. Please describe the material presentations
and expand your disclosures to disclose the material factors the special independent
committees considered in determining the exchange ratio. When available, update your
disclosures regarding the exchange ratio.
 Luis Henrique Cals de Beauclair Guimar  es
Cosan S.A.
November 9, 2020
Page 2
Compensation, page 59

2. We note the new disclosure that under your by-laws, your board of directors is responsible for establishing the annual aggregate compensation that you pay to the members of your board of directors and your executive officers. We further note the cross-reference to the discussion of compensation of CZZ for additional information on the compensation in place in the Cosan Group. Please expand your disclosure and revise to clarify whether it is expected that CSAN will adopt CZZ's compensation policy.
       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                      Sincerely,
FirstName LastNameLuis Henrique Cals de Beauclair Guimar  es
Comapany NameCosan S.A.
                                                      Division of Corporation
Finance
November 9, 2020 Page 2                               Office of Energy &
Transportation
FirstName LastName